12870 Interurban Avenue South

Seattle, Washington 98168

April 6, 2012

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearSign Combustion Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed: March 9, 2012
File No.: 333-177946

Dear Ms. Ravitz:

This letter is in response to your single comment relating to the above-referenced amendment to the ClearSign Combustion Corporation registration statement on Form S-1 (the “Registration Statement”) which comment was communicated to our legal counsel by telephone on March 21, 2012. In that conversation you indicated that we were to file an amendment to the Registration Statement that indicated that the selling stockholder would sell its shares of common stock at a fixed price until the shares are quoted on the OTC Bulletin Board or listed on an exchange. We have filed Amendment No. 4 to the Registration Statement in response to this comment. Please see the cover page of the prospectus as well as pages 7 and 69.

Note that we also updated the Registration Statement to include the number of shares of common stock outstanding, the number of stockholders, the number of patent applications and the number of employees as of March 31, 2012. This updating resulted in a change to two of the percentage ownership calculations included in the beneficial ownership table. The MD&A has been updated to include information relating to potential claim and the section titled “Underwriting” has been updated to expand the disclosure and to include an additional two individuals who own securities in our company. Finally, Item 15 has been updated.

In making our responses we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

April 6, 2012

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments. If you have further comments, we ask that you forward them by electronic mail to Kevin Friedmann, Esq. of Richardson & Patel LLP at kfriedmann@richardsonpatel.com. If you wish to speak with him directly, Mr. Friedmann's direct telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CLEARSIGN COMBUSTION CORPORATION

By:	/s/ Richard Rutkowski
Richard Rutkowski, Chief Executive Officer

cc:	Praveen Kartholy, Brian Cascio, Jay Mumford and Mary Beth Breslin